Exhibit 4.19

AGREEMENT

This Agreement, entered into as of May 1, 2005, is hereby made between Metallica Management Inc. ("Metallica" or "Client") located at 12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112 and the Independent Contractor set forth below in accordance with the following terms, conditions and provisions:

1. Identity of Independent Contractor (hereinafter "IC"):
Robert Martinez - Consulting Engineer
2477 E. Packsaddle Dr.
Coeur d' Alene, ID 83815
Telephone: (208) 772-7363

Social Security Number or Federal E.I.N.: _________________

Type of Entity: [x] Sole proprietorship	[ ] Partnership
[ ] Corporation	[ ] Limited Liability Company
[ ] Other

2. Scope of Services to be Performed:
Consulting services on a part-time basis to assist with review, evaluation and due diligence of merger candidates and property acquisitions, as well as provide consulting on strategic issues.

3. Terms of payment:
IC shall be compensated for his services performed pursuant to this Agreement at a rate of $125 per hour, not to exceed $1,000 per day. IC shall submit invoices to Metallica detailing the services rendered on a monthly or project basis. Metallica agrees to promptly pay such invoices.

4. Reimbursement of Expenses:
Metallica will reimburse IC for reasonable and customary expenses incurred during the performance of IC's services.

5. Equipment, Tools, Materials or Supplies:
IC shall supply all equipment, tools materials and/or supplies to accomplish the services to be performed.

6. Federal, State and Local Payroll Taxes:
Neither federal, state or local income taxes, or any payroll related taxes shall be withheld or paid by Metallica on behalf of IC or the employees of IC. IC shall not be treated as an employee with respect to the services performed hereunder for Federal or state tax purposes.

7. Notice to IC Regarding IC's Tax Duties and Liabilities:
IC understands that IC is responsible to pay, according to law, IC's income tax. If IC is not a corporation, IC further understands that IC may be liable for self-employment (social security and medicare) tax, to be paid by IC according to law.

8. Fringe Benefits:
Because IC is engaged in IC's own independently established business, IC is not eligible to participate in any employee pension, health or other fringe benefit plan of Metallica.

9. Metallica Not Responsible for Workers' Compensation:
Metallica shall not maintain workers' compensation insurance concerning IC or the employees of IC. IC agrees to comply with the workers' compensation law concerning IC and the employees of IC, and shall provide to Metallica a certificate of workers' compensation insurance.

10. Term of Agreement.
This Agreement shall begin on May 1, 2005 and shall terminate on December 31, 2005.

11. Termination Without Cause:
Without cause, either party may terminate this agreement after giving 30 days prior written notice to the other of intent to terminate without cause. The parties shall deal with each other in good faith during the 30-day period after any notice of intent to terminate without cause has been given.

12. Termination With Cause:
With reasonable cause, either party may terminate this agreement effective immediately upon giving of written notice of termination for cause. Reasonable cause shall include a material violation of this Agreement or any act exposing the other party to liability to others for personal injury or property damage.

13. Non-waiver:
The failure of either party to exercise any of its rights under this agreement for a breach thereof shall not be deemed to be a waiver of such rights or a waiver of any subsequent breach.

14. No Authority to Bind Metallica:
IC has no authority to enter into contracts or agreements on behalf of Metallica. This Agreement does not create a partnership between the parties.

15. Declaration by Independent Contractor.
IC has complied with all Federal, state and local laws regarding business permits, certificates and licenses that may be required to carry out the work to be performed under this Agreement.

16. How Notices Shall be Given:
Any notice given in connection with this agreement shall be given in writing and shall be delivered by hand to the party or by certified mail, return receipt requested, to the party at the party's address stated herein. Any party may change its address stated herein by giving notice of the change in accordance with this paragraph.

17. Choice of Law:
Any dispute under this agreement or related to this agreement shall be decided in accordance with the laws of the State of Colorado.

18. Entire Agreement:
This is the entire agreement of the parties.

19. Severability:
If any part of this Agreement is held unenforceable, the rest of this Agreement will nevertheless remain in full force and effect.

20. Confidential Information:
IC shall not at any time during the term of this Agreement, or at any time thereafter, use or disclose proprietary information of Metallica or any of its affiliates, without the written authorization of Metallica. Affiliates of Metallica are as follows:

Metallica Resources Inc.
Metallica Barbados Inc.
Minera San Xavier S.A. de C.V.
Minera Metallica Ltda.
Metallica Brasil Ltda.
MMM Exploraciones S.A. de C.V.
De Re Holdings Inc.
Datawave Sciences Inc.
Raleigh Mining International Limited
Minera San Xavier, S.A. de C.V.
Servicios del Plata y Oro, S.A. de C.V.

21. Amendments:
This Agreement may be supplemented, amended or revised only in writing by agreement of the parties.

Metallica Management Inc.

/s/ Richard J. Hall	Date: May 9, 2005
Richard J. Hall
President and Chief Executive Officer

/s/ Robert Martinez	Date: May 2, 2005
Robert Martinez
Independent Contractor